

PRESS RELEASE ***EXHIBIT 99.1***

For the fourth quarter and year ended December 31, 2003
All amounts are in US$ unless otherwise stated

TIW REPORTS STRONG FOURTH QUARTER RESULTS

- **Record subscriber growth**
- **Revenue of $277.8 million, up 41.4% from 2002**
- **OIBDA[1] of $94.5 million, up 50.3% from 2002**
- **Operating Income of $41.1 million, up 120.8% from 2002**

Montréal, Canada, February 24, 2004 – Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the fourth quarter and the year ended December 31, 2003.

Net subscriber additions for the quarter grew 184%, reaching 624,688 compared to 220,000 for the same quarter of 2002, which generated revenues of $277.8 million compared to $196.5 million for the fourth quarter of 2002. Consolidated operating income before depreciation and amortization (OIBDA)[1] increased 50.3% to $94.5 million compared to $62.9 million for the fourth quarter of 2002. The strong growth in OIBDA reflects the continued solid financial performance in Romania and improved results in the Czech Republic where the Company's operating subsidiary recorded its third quarter of positive operating income. Net loss for the quarter was $0.7 million or $0.01 per share basic and fully diluted compared to a net loss of $35.6 million or $0.35 per share for the fourth quarter 2002.

"We are very pleased with our fourth quarter and full year results, as both of our operations continue to record outstanding performances, with consolidated revenue approaching $1 billion in 2003. In Romania, MobiFon maintained its leadership position and continued to generate strong margins and higher operating income", said Bruno Ducharme, President and Chief Executive Officer of TIW. "During 2003, Český Mobil generated strong results and

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[1] The Company uses the term operating income before depreciation and amortization ("OIBDA") and average revenue per user ("ARPU") which may not be comparable to similarly titled measures reported by other companies. The Company believes that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for the Company's ongoing business operations, including its ability to fund discretionary spending such as capital expenditure and other investments and its ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles ("GAAP"), these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. The Company's OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. The Company believes that ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers. ARPU excludes revenues from other cellular networks' customers roaming on the Company's network. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP.



demonstrated the effectiveness of its marketing programs and segmented product offerings for attracting high value subscribers," added Mr. Ducharme.

Results of Operations

TIW recorded net subscriber additions for the fourth quarter of 624,688 to reach total subscribers from continuing operations of 5,206,983, up 32.6% compared to 3,927,353 at the end of the fourth quarter of 2002. Consolidated service revenues increased 42.3% to $259.4 million compared to $182.3 million for the fourth quarter of 2002. The strong revenue growth, lower cost of services as a percent of revenues and effective cost management resulted in an operating income of $41.1 million compared to $18.6 million for the same period last year.

As a result of new accounting guidance in Canada regarding stock-based compensation, the Company adopted the fair value based method of accounting for its stock-based compensation. Accordingly, the fair value of grants awarded on or after January 1, 2003 will be charged against income over the vesting period of such options. Selling, general and administrative expenses for the quarter and year-to-date results include stock based compensation cost of $0.3 million.

Net loss for the fourth quarter 2003 amounted to $0.7 million or $0.01 per share basic and fully diluted compared to a net loss of $35.6 million or $0.35 per share for the fourth quarter 2002. The 2002 results include a loss from our Brazil discontinued operations of $27.2 million or $0.27 per share.

For the year ended December 31, 2003, consolidated service revenues increased 40.1% to $914.9 million compared to $652.9 million for the same period last year. Operating income increased 94.0% to $169.9 million from $87.6 million for the same period last year. Income from continuing operations was $20.7 million or $0.21 per share basic and $0.20 per share fully diluted compared to $62.0 million, or $0.66 per share basic and fully diluted in 2002. The 2003 results include a gain of $19.4 million on the sale of a minority interest in MobiFon, while the 2002 income from continuing operations includes a pre-tax non-cash gain of $91.7 million related to the financial restructuring of the Company completed in the first quarter of 2002 and the expiry of the Units during the second quarter of 2002 offset by $10.1 million of expenses related to the early extinguishment of debt in MobiFon. Net income for the year ended December 31, 2003 was $11.9 million or $0.12 per share basic and $0.11 per share fully diluted compared to a net loss of $127.2 million or $1.42 per share basic and fully diluted for the corresponding prior year period. These results included losses from discontinued operations of $8.8 million and $189.1 million, respectively, which related to our discontinued Brazilian cellular operations which were sold on March 26, 2003.



MobiFon S.A. – Romania

MobiFon S.A. ("MobiFon" or "Connex"), the market leader in Romania with an estimated 49.0% share of the cellular market, added 494,961 net subscribers for the fourth quarter for a total of 3,457,042, compared to net additions of 172,648 in the fourth quarter of 2002 and total subscribers of 2,635,208 subscribers at the end of the same 2002 period, an increase of 31.2%. During the fourth quarter, Connex continued to focus on attracting higher-end postpaid subscribers and achieved a 62/38 prepaid/postpaid mix of new subscribers despite the intense Christmas promotional period when operators typically acquire large numbers of prepaid customers. As of December 31, 2003, postpaid subscribers accounted for 37% of Connex's total subscriber base as compared to 36% at the end of 2002.

The fourth quarter of 2003 marked MobiFon's largest quarterly subscriber growth in its history. Management believes such growth to be reflective of the improved economic environment in Romania and increased marketing activities by all operators. During the past 12 months, management estimates cellular telephony market penetration in Romania increased to 32.6% from 23.1% at the end of the fourth quarter of 2002.

Service revenues reached $145.1 million, a 27.3% increase over $114.1 million for the fourth quarter of 2002. This increase was largely attributable to a 25.9% increase in average subscribers. The monthly average revenue per user ("ARPU")[1] for the fourth quarter reached $13.94 compared to $13.83 for the same period of last year. Cost of services increased 33.7% to $30.0 million compared to $22.4 million for the same period last year primarily due to higher interconnection and site costs as a result of the greater subscriber base and network traffic. Selling, general and administrative expenses increased to 24.6% of service revenues compared to 23.1% for the 2002 corresponding period as a result of greater selling and marketing expenses associated with record subscriber growth, as well as, a required build up of customer service to support the postpaid growth. OIBDA increased 15.1% to $67.6 million compared to $58.7 million for the same period last year. OIBDA as a percentage of service revenue decreased to 46.6% compared to 51.5% in the quarter ending December 31, 2002, as a result of costs incurred in acquiring new subscribers, particularly for the postpaid segment. Operating income rose 18.9% to $41.1 million compared to $34.5 million for the fourth quarter of 2002.

For the year 2003 as a whole, service revenues increased 24.4% to $529.5 million compared to $425.6 million for the same period last year. This increase was largely attributable to a 22.4% increase in average subscribers. The ARPU for the year 2003 reached $14.35 compared to $14.19 in 2002, sustained by the increased international interconnection revenues following the deregulation of the Romanian telecom industry. OIBDA increased 21.4% to $281.2 million or 53.1% of service revenue compared to $231.5 million or 54.4% of service revenue for the 2002 period. Operating income rose 18.1% to $170.7 million compared to $144.6 million for 2002.



Český Mobil a.s. – Czech Republic

Český Mobil a.s. ("Český Mobil" or "Oskar") added 108,609 net subscribers in the fourth quarter to reach 1,546,751, an increase of 31.1% compared to 1,179,752 subscribers at the end of the fourth quarter of 2002. The company's focus on postpaid growth continued to be successful with postpaid subscribers representing 61% of net additions during the quarter. As a result, the company's prepaid/postpaid mix as of December 31, 2003 was 58/42 compared to 64/36 at December 31, 2002. Oskar estimates it held a 16% share of the national cellular market as of December 31, 2003, compared to a 14% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 95.2% from 83.2% at the end of the fourth quarter of 2002. According to management's estimate, Český Mobil successfully captured 32.5% of the total market new subscriber additions during the year, its best performance ever.

Service revenues increased 67.3% to $114.2 million compared to $68.3 million for the fourth quarter of 2002 primarily due to a 28.7% increase in average subscribers and a 30.3% increase in ARPU. ARPU for the fourth quarter reached Czech Koruna 665.9 ($24.70) compared to Czech Koruna 588.8 ($18.96) for the same period of last year and the average exchange rate between the U.S. Dollar and the Czech Koruna during the fourth quarter of 2003 was 13% higher than for the same period in 2002.

Oskar recorded OIBDA of $31.6 million compared to OIBDA of $7.3 million for the same period last year. This improvement reflects the revenue impact of solid subscriber growth, the company's focus on postpaid growth and the economies of scale realized as fixed costs are spread over the larger subscriber base. Also included in OIBDA in the fourth quarter of 2003, is the effect of a $5.2 million reduction in estimated interconnection costs of which approximately $2.7 million is related to 2002. Selling, general and administrative expenses declined to 29.7% of service revenues compared to 30.8% for the same period last year. Oskar recorded positive operating income of $4.8 million for the fourth quarter 2003, compared to an operating loss of $12.7 million for the fourth quarter of 2002.

For the year 2003 as a whole, service revenues increased 69.5% to $385.4 million[2] compared to $227.3 million for the same period in 2002. OIBDA reached $103.3 million compared to OIBDA of $20.2 million for the year 2002, an improvement of $83.1 million. Operating income reached $9.2 million compared to a loss of $47.2 million for the same period in 2002.

Effective January 2004, the Value Added Tax ("VAT") for telecommunication services went from the 5% to the 22% category. This amendment is one in a series related to public-finance reform and part of the government's effort to combat the state's public deficit. The reforms also call for a decrease in the corporate income-tax rate, from 31% in 2003 to 24% by 2006. Significant effort throughout the entire organization was invested in adapting Oskar's service portfolio for this VAT change and management continues to evaluate the possible impact of this new regulation on future operational results. In recent days, the Czech government proposed the introduction of legislation to reduce the 22% VAT to 19% in the second quarter of 2004.

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[2] Including the effects of a $1.5 million September year-to-date reclassification to service revenue from cost of service (See Note 14 to Consolidated Interim Financial Statements).



Corporate and Other

Corporate and other activities generated negative operating income of $4.7 million for the fourth quarter ended December 31, 2003 and negative operating income of $10.0 million for the year 2003, compared to negative operating income of $3.2 million and of $9.9 million respectively for the same periods last year. Included in these results is net income from our Indian operation of $1.4 million and $4.0 million for the three and twelve months ended December 31, 2003 compared to $0.5 million and $3.9 million for the same periods last year as well as a fourth quarter 2003 charge of $1.9 million related to a reduction in personnel at the corporate level.

Liquidity and Capital Resources

For the fourth quarter of 2003, operating activities provided cash of $80.8 million and of $252.8 million for the year 2003 as a whole compared to $39.3 million and $125.1 million respectively in the corresponding 2002 periods, mainly explained by the increase in the 2003 operating income before non-cash items such as depreciation and amortization over the corresponding periods in 2002 offset by higher taxes paid by MobiFon in 2003.

Investing activities used cash of $55.1 million for the quarter ended December 31, 2003, compared to $76.3 million in the corresponding 2002 period as a result of lower acquisitions of property, plant and equipment. For the year 2003 as a whole, investing activities used cash of $145.5 million compared to $242.2 million for 2002. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon. Acquisitions of property, plant and equipment for the year 2003 as a whole were lower than in the corresponding period last year and were $188.3 million and $242.9 million, respectively.

Financing activities provided cash of $31.9 million for the fourth quarter and used cash of $41.7 million for the year 2003. The sources of cash provided by financing activities in the fourth quarter included $9.2 million of proceeds from issuance of common shares and $38.1 million proceeds from debt issuance partially offset by $15.1 million distributed to minority shareholders and $0.3 million deferred financing costs. The cash used in financing activities on a year-to-date basis consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders, $47.4 million representing a full repayment of TIW's senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million in repayment of long-term debt partially offset by $9.5 million of proceeds from issuance of common shares, $18.9 million received from the issuance of subsidiaries' shares to non-controlling interests and $317.1 million proceeds from debt issuance.

During 2002, sources of cash from financing activities included proceeds of $41.2 million from TIW's financial recapitalization, $29.9 million from the issuance of subsidiaries' shares to non-controlling interests and $83.1 million in net long-term debt borrowings. These were partially offset by $36.1 million in repayment of short-term loans, $10.8 million distributed to non-controlling interests in MobiFon, $8.6 million of deferred financing costs and resulted in $98.7 million being provided by financing activities.



In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which the Company's share amounted to $33.5 million. In July 2003, the shareholders of MobiFon approved additional distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction that was distributed on October 22, 2003, of which $15.1 million was paid to minority shareholders.

On November 17, 2003, MobiFon Holdings B.V. ("MobiFon Holdings") completed an exchange offer through which all of the Company's outstanding 12.5% Senior Notes issued on June 27, 2003 were exchanged for similar notes registered under the United States Securities and Exchange Commission. During the twelve month period ended December 31, 2003, financing costs in the amount of $9.8 million related to the issuance of these notes were deferred.

Cash, cash equivalents and restricted short-term investments totaled $224.8 million as of December 31, 2003, including $10.3 million at the TIW level, $15.4 million at ClearWave N.V. ("ClearWave") and $45.0 million at MobiFon Holdings which included $28.1 million in restricted short term investments.

As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $1.5 million was at the TIW level, $220.1 million at the MobiFon Holdings level, $312.7 million at MobiFon and $587.2 million at Český Mobil. Both MobiFon and Český Mobil's senior credit facilities were fully drawn at the end of 2003.

On November 5, 2003, the Company acquired 1,009,300 class A subordinate voting shares of ClearWave from an institutional investor, in exchange for the issuance of 1,374,666 common shares of the Company. The 1,009,300 ClearWave class A shares acquired represented a 1.2% equity interest and a 0.4% voting interest in ClearWave. The transaction increased the Company's equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3% respectively.

On February 2, 2004, the Company acquired from Ceska Konsolidacni Agentura ("CKA"), a Czech state owned agency, its 3.62% stake in Český Mobil. The transaction was effected through TIW Czech N.V. ("TIW Czech"), a controlled subsidiary of ClearWave and TIW. CKA sold its equity position in Český Mobil following the exercise of an option granted in 1999 as part of the creation of Český Mobil. The option allowed CKA to sell the entirety of its stake at a price of approximately 469 million Czech Koruna (approximately $17.5 million), representing the amount paid originally for the 3.62% equity stake, plus compounded interest on such amount of 7% per annum. TIW Czech financed this acquisition via shareholders' contribution. ClearWave owns a 24.2% equity interest in TIW Czech and its share of the purchase price was approximately $5.3 million. Following the transaction, TIW Czech has increased its position in Cesky Mobil from 96.25% to 99.87%.



On February 10, 2004, the Company entered into a definitive agreement to acquire 5.9% of MobiFon from Emerging Markets Partnership (Europe) Limited, an affiliate of Emerging Markets Partnership ("EMP"), in exchange for the issuance of 12,971,119 common shares of TIW's treasury stock. Upon the closing of the transaction as agreed, TIW will increase its equity interest in MobiFon from 50.1% to 55.9%. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, the Company will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 common shares of the Company. As part of the transaction, EMP who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that TIW will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire from EMP a 2.9% equity interest in TIW Czech for a cash consideration that EMP has agreed to reinvest into 1,650,595 additional TIW common shares. TIW would therefore increase its equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction. The closing of the transaction remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

With these transactions, TIW aimed at increasing its economic interest in MobiFon and Český Mobil. In the future, TIW may seek to further increase its economic interest in its subsidiaries by proceeding with similar transactions or otherwise.

On November 17, 2003, the Company entered into a private transaction to acquire substantially all of the shares of TIW Asia N.V. ("TIW Asia") it did not already own for an aggregate purchase price of approximately $4.7 million. The transaction, which was finalized on November 25, 2003, was based on pre-existing rights under shareholders agreements and was made at a value derived from the amount of initial contributions made by TIW Asia shareholders. On December 12, 2003, the Company entered into an agreement to sell the 27.5% direct equity interest it held in Hexacom India Limited ("Hexacom") for proceeds of $22.5 million. The Company's co-shareholders exercised their rights of first refusal provided for in the Hexacom Shareholders' Agreement and the sale took place in February, 2004. The Company also holds a 14.7% indirect interest in Hexacom through a minority owned holding company. Existing contractual arrangements impair the ability of the Company to realize value for this indirect participation.

The Company expects to have future capital requirements, particularly in relation to the expansion and addition of capacity of its cellular networks and for servicing of its debt. The Company intends to finance such future capital requirements mainly from cash on hand and cash flows from operating activities.



Conference Call

The conference call with analysts on the fourth quarter 2003 results will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, February 25, 2004 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on February 25 and 11:59 p.m. on March 26. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1527479.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 –

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of U.S. dollars, except per user and per share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2003 $	2002 $	2003 $	2002 $
STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:				
Revenues	**277,787**	196,461	**967,085**	694,454
Operating income	**41,116**	18,620	**169,878**	87,586
Interest expense, net	**(22,314)**	(26,185)	**(91,163)**	(103,974)
Foreign exchange gain (loss)	**666**	(4,905)	**4,666**	2,635
Net gain (loss) on disposal of assets	**—**	—	**19,367**	(528)
Gain on Recapitalization and Units exchange	**—**	—	**—**	91,655
Expenses related to extinguishment of debt	**—**	—	**—**	(10,100)
Income (loss) from continuing operations	**(727)**	(8,405)	**20,696**	61,959
Loss from discontinued operations	**—**	(27,232)	**(8,811)**	(189,133)
Net income (loss)	**(727)**	(35,637)	**11,885**	(127,174)
Basic earnings (loss) per share [8]				
From continuing operations	**(0.01)**	(0.08)	**0.21**	0.66
From discontinued operations	**—**	(0.27)	**(0.09)**	(2.08)
Net earnings (loss)	**(0.01)**	(0.35)	**0.12**	(1.42)
Diluted earnings (loss) per share [8]				
From continuing operations	**(0.01)**	(0.08)	**0.20**	0.66
From discontinued operations	**—**	(0.27)	**(0.09)**	(2.08)
Net earnings (loss)	**(0.01)**	(0.35)	**0.11**	(1.42)
Acquisitions of property plant and equipment	**55,064**	76,445	**188,330**	242,893
OPERATING DATA FROM CONTINUING OPERATIONS				
Operating income before depreciation and amortization [1]	**94,509**	62,867	**374,589**	242,034
Proportionate revenues [2]	**102,312**	80,325	**363,793**	291,575
Proportionate operating income before depreciation and amortization [2]	**35,554**	30,264	**152,971**	120,166
Average monthly revenue per user [7]				
MobiFon	**13.94**	13.83	**14.35**	14.19
Český Mobil	**24.70**	18.96	**22.95**	17.20

	As at December 31, 2003 $	As at December 31, 2002 $
BALANCE SHEET DATA:		
Cash, cash equivalents and restricted short-term investments of $28.1 million as of December 31, 2003	**224,822**	60,706
Total assets	**1,667,531**	1,441,628
Short-term and long-term debt	**1,121,411**	1,010,587
Total capital [3]	**1,327,574**	1,302,784
Total shareholders' equity	**91,773**	51,537

OVERVIEW OF CONTINUING OPERATIONS [(4)]

(as at December 31, 2003)

	Technology	Start-up Date of Operations	Licensed POPs (millions)	Total Subscribers [(5)]	Equity Interest [(6)]	Equity POPs (millions)	Equity Subscribers [(2)]
Central/Eastern Europe Cellular							
Romania	GSM	1997	21.7	3,457,042	50.1%	10.9	1,731,400
Czech Republic	GSM	2000	10.2	1,546,751	20.2%	2.1	312,600
			31.9	5,003,793		13.0	2,044,000
Other							
India (Rajasthan)	GSM	1997	56.5	203,190	42.2%	23.8	85,700
			56.5	203,190		23.8	85,700
Total			**88.4**	**5,206,983**		**36.8**	**2,129,700**

(1) The Company uses the term operating income before depreciation and amortization, ["OIBDA"], referred to as EBITDA in our previous reporting, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. A reconciliation of OIBDA to operating income is provided in Note 15 to these interim financial statements

(2) Proportionate financial figures and other operational data represent the combination of TIW's ultimate proportionate ownership in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles. . A reconciliation of proportionate operating income to consolidated operating income is provided in the supplementary information accompanying these interim financial statements.

(3) Consists of share capital, warrants and additional paid-in-capital.

(4) The results of Central and Eastern Europe are fully consolidated. India's results are accounted for in a manner similar to the equity method.

(5) Figures include 3,052,299 and 162,563 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6) Figures represent the Company's direct and indirect ownership interests in its operations before the exercise of options.

(7) The Company uses the term average monthly revenue per user, or ARPU, which may not be comparable to similarly titled measures reported by other companies. ARPU excludes non-recurring miscellaneous revenue and revenue from other wireless networks' customers roaming on our network. ARPU should not be considered in isolation or as an alternative measure of performance under Canadian GAAP. The Company believes ARPU provides useful information concerning the appeal of its rate plans and service offerings and its performance in attracting and retaining high value customers.

The following table provides a reconciliation between service revenues and ARPU for both MobiFon and Český Mobil:

	MobiFon				Český Mobil			
	Three months ended December 31,		Twelve months ended December 31,		Three months ended December 31,		Twelve months ended December 31,	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Service revenues for the periods *(in thousands)*	**145,146**	114,057	**529,520**	425,567	**114,221**	68,268	**385,388**	227,342
Average number of subscribers for the period *(in millions)* *	**3.21**	2.55	**2.84**	2.32	**1.49**	1.16	**1.35**	1.06
Average monthly service revenue per subscriber for the period *(in $)*	**15.07**	14.92	**15.52**	15.27	**25.51**	19.62	**23.79**	17.87
Less: impact of excluding in roaming and miscellaneous revenue	**(1.13)**	(1.09)	**(1.17)**	(1.08)	**(0.81)**	(0.66)	**(084)**	(0.67)
ARPU	**13.94**	13.83	**14.35**	14.19	**24.70**	18.96	**22.95**	17.20

* Calculated as the average of each month's average number of subscribers.

(8) On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.



TELESYSTEM INTERNATIONAL WIRELESS INC.

FOURTH QUARTER 2003

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31, 2003 $	December 31, 2002 $
	(unaudited)	[Note 1]
ASSETS		
Current assets		
Cash and cash equivalents	196,697	60,706
Short-term investments – Restricted [*Note 7*]	28,125	—
Trade debtors	79,515	55,950
Amounts receivable from non-controlling interests [*Note* 11]	16,695	—
Inventories	16,150	10,248
Value added taxes recoverable	4,439	2,634
Prepaid expenses	15,408	20,779
Deferred income tax assets	270	1,010
Other current assets	1,318	2,263
Total current assets	358,617	153,590
Property, plant and equipment	1,102,057	1,022,300
Licenses	89,640	94,593
Goodwill [*Note 5*]	66,927	52,606
Deferred financing costs [*Note 7*]	28,440	20,676
Investments and other assets	21,850	97,863
	1,667,531	1,441,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term loans	—	47,406
Accounts payable	56,398	44,248
Accrued liabilities	73,298	65,208
Accrued interest payable	20,578	7,509
Income and value added taxes payable	14,965	5,459
Deferred revenues	33,046	28,483
Amounts payable to non-controlling interests [*Note 5*]	23,577	13,400
Current portion of long-term debt	61,677	223,868
Total current liabilities	283,539	435,581
Long-term debt [*Note 7*]	1,059,734	739,313
Deferred income tax liabilities	8,691	5,211
Other non-current liabilities	10,204	15,445
Non-controlling interests	213,590	194,541
SHAREHOLDERS' EQUITY		
Share capital	1,081,077	1,056,595
Additional paid-in capital	246,497	244,875
Warrants	—	1,314
Deficit	(1,243,564)	(1,255,449)
Cumulative translation adjustment [*Note 10*]	7,763	4,202
Total shareholders' equity	91,773	51,537
	1,667,531	1,441,628

See accompanying Notes

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

(in thousands of U.S. dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,	
	2003 $	2002 $	2003 $	2002 $
	(*unaudited*)		(*unaudited*) [*Note 14*]	
REVENUES				
Services	**259,367**	182,324	**914,908**	652,909
Equipment	**18,420**	14,137	**52,177**	41,545
	277,787	196,461	**967,085**	694,454
Cost of services	**73,695**	60,224	**268,208**	204,203
Cost of equipment	**35,231**	22,830	**89,354**	64,754
Selling, general and administrative expenses	**74,352**	50,540	**234,934**	183,463
Depreciation and amortization [*Note 4*]	**53,393**	44,247	**204,711**	154,448
OPERATING INCOME	**41,116**	18,620	**169,878**	87,586
Interest expense	**(22,981)**	(26,993)	**(93,242)**	(106,202)
Interest income	**667**	808	**2,079**	2,228
Foreign exchange gain (loss)	**666**	(4,905)	**4,666**	2,635
Net gain (loss) on disposal of assets [*Note 5*]	**—**	—	**19,367**	(528)
Gain on recapitalization and units exchange	**—**	—	**—**	91,655
Expenses related to extinguishment of debt	**—**	—	**—**	(10,100)
Income (loss) from continuing operations before income taxes and non controlling interests	**19,468**	(12,470)	**102,748**	67,274
Income taxes	**14,165**	6,224	**52,840**	32,502
Income (loss) from continuing operations before non-controlling interests	**5,303**	(18,694)	**49,908**	34,772
Non-controlling interests	**(6,030)**	10,289	**(29,212)**	27,187
Income (loss) from continuing operations	**(727)**	(8,405)	**20,696**	61,959
Loss from discontinued operations [*Note 6*]	**—**	(27,232)	**(8,811)**	(189,133)
Net income (loss)	**(727)**	(35,637)	**11,885**	(127,174)
Deficit, beginning of period	**(1,242,837)**	(1,219,812)	**(1,255,449)**	(1,126,015)
Accretion of equity component of convertible debentures	**—**	—	**—**	(2,260)
Deficit, end of period	**(1,243,564)**	(1,255,449)	**(1,243,564)**	(1,255,449)
Basic earnings (loss) per share [*Restated Note 2*]				
From continuing operations	**(0.01)**	(0.08)	**0.21**	0.66
From discontinued operations	**—**	(0.27)	**(0.09)**	(2.08)
Net earnings (loss)	**(0.01)**	(0.35)	**0.12**	(1.42)
Diluted earnings (loss) per share [*Restated Note 2*]				
From continuing operations	**(0.01)**	(0.08)	**0.20**	0.66
From discontinued operations	**—**	(0.27)	**(0.09)**	(2.08)
Net earnings (loss)	**(0.01)**	(0.35)	**0.11**	(1.42)

See accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,	
	2003 $	2002 $	2003 $	2002 $
	(unaudited)		*(unaudited)*	
OPERATING ACTIVITIES				
Income (loss) from continuing operations	**(727)**	(8,405)	**20,696**	61,959
Depreciation and amortization	**53,393**	44,247	**204,711**	154,448
Non-cash financial expenses (recovery)	**—**	14,243	**(3,266)**	35,159
Non-controlling interests	**6,030**	(10,289)	**29,212**	(27,187)
Net gain on disposal of assets	**—**	—	**(19,367)**	528
Gain on recapitalization and units exchange	**—**	—	**—**	(91,655)
Deferred income taxes	**3,070**	2,075	**4,140**	4,201
Other non-cash items	**7,265**	5,777	**14,968**	442
Changes in operating assets and liabilities	**11,785**	(8,337)	**1,677**	(12,748)
Cash provided by operating activities	**80,816**	39,311	**252,771**	125,147
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	**(55,064)**	(76,445)	**(188,330)**	(242,893)
Proceeds from the sale of subsidiary's shares [Note 5]	**—**	—	**41,500**	—
Other investments and advances	**—**	191	**1,345**	680
Cash used in investing activities	**(55,064)**	(76,254)	**(145,485)**	(242,213)
FINANCING ACTIVITIES				
Repayment of short-term loans	**—**	(16,182)	**(47,407)**	(36,093)
Proceeds from issuance of common shares	**9,175**	—	**9,498**	—
Proceeds from Recapitalization, net of costs	**—**	—	**—**	41,202
Proceeds from subsidiary's shares issued to non-controlling interests	**—**	—	**18,879**	29,930
Subsidiary's distributions paid to non-controlling interests [Notes 5 and 7]	**(15,086)**	(992)	**(74,622)**	(10,798)
Proceeds from issuance of long-term debt [Note 7]	**38,118**	30,407	**317,120**	333,557
Repayment of long-term debt [Notes 7 and 8]	**—**	—	**(223,867)**	(250,498)
Deferred financing and other costs [Note 7]	**(305)**	(856)	**(13,224)**	(8,646)
Additions to short-term investments - Restricted [Note 7]	**—**	—	**(28,125)**	—
Cash provided by (used in) financing activities	**31,902**	12,377	**(41,748)**	98,654
Net effect of exchange rate translation on cash and cash equivalents	**3,708**	(421)	**5,722**	721
Cash provided by (used in) continuing operations	**61,362**	(24,987)	**71,260**	(17,691)
Cash provided by (used in) discontinued operations [Note 6]	**(143)**	(1,236)	**64,731**	(7,063)
Increase (decrease) in cash and cash equivalents	**61,219**	(26,223)	**135,991**	(24,754)
Cash and cash equivalents, beginning of period	**135,478**	86,929	**60,706**	85,460
Cash and cash equivalents, end of period	**196,697**	60,706	**196,697**	60,706

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars)*

NOTE 1
BASIS OF PRESENTATION
These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2002, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand and cash flows from operating activities.

NOTE 2
SHARE CONSOLIDATION AND EARNINGS (LOSS) PER SHARE
On June 23, 2003, the Company amended its share capital to implement a one for five (1:5) consolidation of its common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. Accordingly, the number of options outstanding was also reduced on the same basis. All share and per share amounts included in the consolidated financial statements have been adjusted to reflect the share consolidation.

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	**2002**	**2003**	**2002**
Numerator				
Income from continuing operations	(727)	(8,405)	20,696	61,959
Accretion of equity component of convertible debentures	—	—	—	(2,260)
Income from continuing operations – Basic and diluted	(727)	(8,405)	20,696	5,699
Denominator (in thousands)				
Weighted average number of Common and Preferred Shares outstanding	103,270	100,434	101,156	91,006
Dilutive effect of Options	—	—	2,264	—
Weighted average number of Common and Preferred Shares outstanding – Diluted	103,270	100,434	103,420	91,006

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars*)

NOTE 2
SHARE CONSOLIDATION AND EARNINGS (LOSS) PER SHARE [CONT'D]

Income from continuing operations and net loss for the year ended December 31, 2002 for purposes of basic and diluted earnings per share is net of the accretion of equity components of convertible debentures and amounted to $59.7 million and $129.4 million respectively.

NOTE 3
CHANGE IN CANADIAN ACCOUNTING POLICIES
As a result of amendments made in November 2003 to the provisions of the CICA Handbook Section 3870; effective January 1, 2003, the Company changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The Company adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

The compensation cost charged against income for the stock option plan was $0.3 million for the three months period and the year ended December 31, 2003 and this amount is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	5.02%
Dividend yield	Nil
Expected volatility	49.8%
Expected life	3.0 years

When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before January 1, 2003.

As required by Section 3870, the Company provides pro-forma disclosure of the compensation costs based on the fair value method for all awards granted under the employee stock option plan [see Note 12].

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars)*

NOTE 4
PROPERTY, PLANT AND EQUIPMENT
Depreciation and amortization includes write-offs in the amounts of $0.7 million and $6.7 million for property, plant and equipment for the three months and year ended December 31, 2003, the majority of which have already been removed from service. The Company undertook a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment which resulted in an increase in depreciation expense during the three months period and year ended December 31, 2003 of approximately $3.3 million and $14.8 million, respectively.

NOTE 5
DISTRIBUTIONS FROM AND DIVESTITURE OF MOBIFON S.A. ("MOBIFON")
In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During the second quarter of 2003 the remaining shareholders tendered their shares; $5.6 million relating to such tender was paid during the second quarter and $7.8 million was paid in July 2003.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate consideration, of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, non-controlling interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively.

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which the Company's share amounted to $33.5 million.

In July 2003, the shareholders of MobiFon approved distributions of Lei 1.188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

NOTE 6
DISCONTINUED OPERATIONS
On March 26, 2003, the Company completed the sale of its discontinued Brazilian cellular operations for gross proceeds of $70 million and settled or terminated all litigation related to such interest. As a result, the Company recognized a loss of $8.8 million in the three months ended March 31, 2003 representing the difference in the net proceeds and the net carrying value of the Company's discontinued operations. Although litigation has been settled or terminated as part of the sale of the Company's interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, the Company may be subject to future claims in relation to its past equity participation in Telpart.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars*)

NOTE 7
SENIOR NOTES ISSUED BY MOBIFON HOLDINGS B.V. ("MOBIFON HOLDINGS"]

On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary which holds the Company's interest in MobiFon, closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as short-term investments on the balance sheet and $182.5 million was distributed to ClearWave. The short-term investments consist of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rates on the short-term investments is 1.1%. ClearWave utilized a portion of the proceeds to fully repay the demand notes due to the Company and, as a result of a June 30, 2003 dividend declaration of $1.69 per share, made distributions of share premiums to shareholders, totaling $142.1 million on July 9, 2003. The Company's share of these distributions amounted to $121.6 million, before deducting withholding taxes of $2.9 million which was included in income tax expense during the second quarter of 2003.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings' existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which, among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

NOTE 8
CORPORATE INDEBTEDNESS

During the first quarter of 2003, the Company's corporate credit facility was retired with proceeds from the sale of MobiFon shares described in Note 5 and from proceeds from the sale of the Company's discontinued Brazilian cellular operations. During the second quarter of 2003, the Company also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.4 million of its 14% Senior Guaranteed Notes due December 30, 2003 (the "14% Notes").

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars*)

NOTE 8
CORPORATE INDEBTEDNESS (CONT'D)

Accordingly the Company did not proceed with the issuance of $10 million in additional 14% Notes which it would have otherwise been required to issue on June 30, 2003 pursuant to the provisions of the indenture resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the distribution of the proceeds from the issuance of the Notes by MobiFon Holdings, the Company redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes during the third quarter of 2003.

NOTE 9
FINANCIAL INSTRUMENTS

In January 2003, Český Mobil a.s., ("Český Mobil") entered into interest rate and currency swaps and option arrangements pursuant to which an amount of €40.0 million ($50.5 million) of Euro-based borrowings are effectively Koruna-based with a fixed Koruna to Euro exchange rate applicable on the associated interest and principal payments until November 2005 with the exception of a 1.25% fixed rate spread which continues to be payable in Euro; additionally, the floating portion of the interest on such borrowings has been capped at 5.755% and a call option hedges currency risk on a further €10.0 million ($12.6 million) of Euro based debt. In May 2003, upon the expiry of a €60.0 million ($75.8 million) 6-month cross currency swap agreement, Český Mobil entered into a 12-month Euro to Koruna cross currency swap arrangement for €60.0 million to hedge €60.0 million of Euro-based borrowings. In June 2003, Český Mobil entered into an interest rate and currency swap arrangement pursuant to which a further €10.0 million ($12.6 million) of Euro-based borrowings are effectively Koruna-based and bear interest at a fixed rate of 3.14% per annum until December 2007 plus a 1.25% fixed rate spread which continues to be payable in Euro. On September 11, 2003 Český Mobil entered into an interest rate and currency swap arrangement pursuant to which €20.0 million ($25.3 million) of Euro-based borrowings as at September 30, 2003 are effectively Koruna-based and bear interest at a fixed rate of 3.74% per annum plus a 1.25% fixed rate spread which continues to be payable in Euro. The full €20.0 million of this arrangement is effective until December 2007 with €15.0 million continuing to be in effect until March 2008. On November 20, 2003, Český Mobil entered into an interest rate swap arrangement pursuant to which the Pribor component of 760 million of Koruna ($29.6 million) borrowings was fixed at 3.67% to December 2008. The Company has designated these instruments as hedges.

During the third quarter of 2003, as a result of achieving certain financial ratios, the interest rate spread payable on the long-term credit facility of Český Mobil was reduced by .50% and .75% for Tranches A and B, respectively. In addition, Český Mobil amended certain of its existing interest rate and Euro to Koruna cross currency swap arrangements. As a result, the effective weighted average interest rate on this facility was reduced from 6.7% to 5.9%.

NOTE 10
FOREIGN CURRENCIES

Prior to June 30, 2003, as a result of operating in a highly inflationary economy, MobiFon used the Company's reporting currency, the U.S. dollar, as its functional currency. As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be their functional currency.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars*)

NOTE 10

FOREIGN CURRENCIES (CONT'D)

The movement in the cumulative translation adjustment of $3.6 million, reported as a component of the shareholders' equity, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US$ and 25.65 Czech Koruna for one US$ as at December 31, 2002 and December 31, 2003, respectively.

NOTE 11

INVESTMENTS

In July 2003, the shareholders of TIW Czech N.V. ["TIW Czech"] made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by non-controlling interests. This amount was mainly used to fund Český Mobil's network expansion.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by non-controlling shareholders. The acquisition was accounted for using the purchase method as of the exercise date of the put option and resulted in the creation of $9.0 million of goodwill, a purchase payable of $22.0 million, minority shareholders' receivables of $16.7 million and the a net increase of $3.7 million of non-controlling interests.

On November 5, 2003, the Company acquired 1,009,300 class A subordinate voting shares of ClearWave in exchange for the issuance of 1,374,666 common shares of the Company having a value of $10.3 million. The 1,009,300 ClearWave class A shares acquired, represent a 1.2% equity interest and a 0.4% voting interest in ClearWave and increased the Company's equity and voting interest in ClearWave from 85.6% and 94.9% respectively, to 86.8% and 95.3%, respectively. The acquisition was accounted for using the purchase method and resulted in the creation of $9.7 million of goodwill.

On November 20, 2003, the Company acquired 70.3% of the outstanding shares of TIW Asia N.V., for 659,577 shares of the Company having a value of $4.7 million increasing its interest in TIW Asia N.V., to 99.9 %. This transaction was accounted for using the purchase method and resulted in goodwill of $0.1 million after accounting for the cash contributions that would have otherwise been made by the Company to the capital of TIW Asia N.V. On December 12, 2003, the Company entered into an agreement to sell its 27.5% direct interest in Hexacom for total proceeds of $22.5 million. [See Note 13]. As a result, the assets and liabilities of Hexacom continue to be shown separately on the balance sheets because it is held as a long-lived asset to be disposed of by way of sale. The Company's share in the assets of Hexacom totaled $14.1 million and $9.9 million as at December 31, 2003 and 2002, respectively and are included in investments and other assets. The Company's share in the liabilities of Hexacom totaled $3.6 million and $4.1 million as at December 31, 2003 and 2002, respectively and are included with other non-current liabilities.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars*)

NOTE 12
STOCK BASED COMPENSATION
Prior to January 1, 2003, the Company used the settlement based method for its employee stock-based compensation plan. Had compensation cost determined using the fair value based method at the date of grant for award grate under the employee stock option plan, the Company pro-forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below and includes recapture of prior periods compensation expense due to the forfeiture of options by employees.

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003 $	2002 $	2003 $	2002 $
Pro-forma net income (loss)	**(1,075)**	(37,361)	**24,111**	(131,463)
Pro-forma earnings (loss) per shares:				
Basic	**(0.01)**	(0.37)	**0.23**	(1.47)
Diluted	**(0.01)**	(0.37)	**0.23**	(1.47)

NOTE 13
SUBSEQUENT EVENTS

Sale of Hexacom

In December 2003, the Company accepted a binding offer to sell the 27.5% direct interest it holds in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. In 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer.

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004, the Company entered into a definitive agreement to acquire from a minority shareholder 5.9% of MobiFon in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Upon the closing of the transaction, the Company will increase its ultimate equity interest in MobiFon from 50.1% to 55.9% and will account for the acquisition using the purchase method. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At a minimum, the Company will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 common shares of the Company. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech N.V.,agreed to sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder has agreed to reinvest into 1,650,595 additional common shares of the Company. The Company would therefore increase its equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2003
(*in thousands of U.S. dollars*)

NOTE 13
SUBSEQUENT EVENTS [CONT'D]

Acquisition of Shares in MobiFon and TIW Czech [Cont'd]
The closing of the transaction remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Sale and Lease Back Financing - MobiFon
On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases. In addition, MobiFon concluded an operating lease agreement for these properties with a total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

NOTE 14
COMPARATIVE FIGURES AND RECLASSIFICATIONS
In the fourth quarter, the Company modified its classification for certain shared revenues and the results for the 12 months ended December 31, 2003 include a September year-to-date adjustment which increased both service revenues and cost of services by $1.5 million.

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 15
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31,

	2003				2002			
	Romania $	Czech Republic $	Corporate and Other $	Total $	Romania $	Czech Republic $	Corporate and Other $	Total $
Revenues								
Services	145,146	114,221	—	259,367	114,056	68,268	—	182,324
Equipment	8,394	10,026	—	18,420	5,872	8,265	—	14,137
	153,540	124,247	—	277,787	119,928	76,533	—	196,461
Cost of services	30,018	43,677	—	73,695	22,448	37,776	—	60,224
Cost of equipment	20,200	15,031	—	35,231	12,385	10,445	—	22,830
Selling, general and administrative expenses	35,728	33,937	4,687	74,352	26,389	21,022	3,129	50,540
Depreciation and amortization	26,537	26,843	13	53,393	24,185	20,020	42	44,247
Operating income (loss)	41,057	4,759	(4,700)	41,116	34,521	(12,730)	(3,171)	18,620
Acquisition of property, plant and equipment, including unpaid acquisitions	23,906	31,727	—	55,633	40,973	36,468	—	77,441
Operating income (loss) before depreciation and amortization (*)	67,594	31,602	(4,687)	94,509	58,706	7,290	(3,129)	62,867
(*) Computed as operating income (loss)	41,057	4,759	(4,700)	41,116	34,521	(12,730)	(3,171)	18,620
Plus depreciation and amortization	26,537	26,843	13	53,393	24,185	20,020	42	44,247

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in thousands of U.S. dollars)

NOTE 15 (CONT'D)
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31,

	2003 (unaudited)				2002			
	Romania $	Czech Republic $	Corporate and Other $	Total $	Romania $	Czech Republic $	Corporate and Other $	Total $
Revenues								
Services	529,520	385,388	—	914,908	425,567	227,342	—	652,909
Equipment	28,531	23,646	—	52,177	21,214	20,331	—	41,545
	558,051	409,034	—	967,085	446,781	247,673	—	694,454
Cost of services	104,714	163,494	—	268,208	81,462	122,741	—	204,203
Cost of equipment	53,301	36,053	—	89,354	39,160	25,594	—	64,754
Selling, general and administrative expenses	118,841	106,143	9,950	234,934	94,613	79,143	9,707	183,463
Depreciation and amortization	110,458	94,187	66	204,711	86,919	67,367	162	154,448
Operating income (loss)	170,737	9,157	(10,016)	169,878	144,627	(47,172)	(9,869)	87,586
Acquisition of property, plant and equipment, including unpaid acquisitions	107,639	69,748	—	177,387	100,336	106,560	57	206,953
Property, plant and equipment, licenses and goodwill as at December 31, 2003 and 2002	547,082	701,698	9,844	1,258,624	555,742	613,298	459	1,169,499
Total assets as at December 31, 2003 and 2002	716,695	820,646	130,190	1,667,531	660,341	665,575	115,712	1,441,628
Operating income (loss) before depreciation and amortization (*)	281,195	103,344	(9,950)	374,589	231,546	20,195	(9,707)	242,034
(*) Computed as operating income (loss)	170,737	9,157	(10,016)	169,878	144,627	(47,172)	(9,869)	87,586
Plus depreciation and amortization	110,458	94,187	66	204,711	86,919	67,367	162	154,448



TELESYSTEM INTERNATIONAL WIRELESS INC.

FOURTH QUARTER 2003

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) [1]

(in thousands of U.S. dollars)

| | FOR THE THREE MONTHS ENDED DECEMBER 31, | | | | | | | |
| | 2003 | | | | 2002 | | | |
	Romania $	Czech Republic $	Corporate and Other $	Total $	Romania $	Czech Republic $	Corporate and Other $	Total $
Revenues								
Services	72,695	23,387	—	96,082	61,998	13,501	—	75,499
Equipment	4,204	2,026	—	6,230	3,192	1,634	—	4,826
	76,899	25,413	—	102,312	65,190	15,135	—	80,325
Cost of services	15,034	9,130	—	24,164	12,202	7,471	—	19,673
Cost of equipment	10,117	3,038	—	13,155	6,731	2,066	—	8,797
Selling, general and administrative expenses	17,894	6,858	4,687	29,439	14,310	4,153	3,128	21,591
Depreciation and amortization	13,291	5,425	13	18,729	13,251	3,960	42	17,253
Operating income (loss)	20,563	962	(4,700)	16,825	18,696	(2,515)	(3,170)	13,011
Operating income (loss) before depreciation and amortization [2]	33,854	6,387	(4,687)	35,554	31,947	1,445	(3,128)	30,264
Proportionate operating income(loss)	20,563	962	(4,700)	16,825	18,696	(2,515)	(3,170)	13,011
Ultimate ownership	50.1	20.2			54.3	19.8		
Consolidated operating income (loss)	41,057	4,759	(4,700)	41,116	34,521	(12,730)	(3,171)	18,620

[1]   Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

[2] Computed as operating income (loss)	20,563	962	(4,700)	16,825	18,696	(2,515)	(3,170)	13,011
Plus depreciation and amortization	13,291	5,425	13	18,729	13,251	3,960	42	17,253

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) [1]

(in thousands of U.S. dollars)

FOR THE TWELVE MONTHS ENDED DECEMBER 31,

	2003				2002			
	Romania $	Czech Republic $	Corporate and Other $	Total $	Romania $	Czech Republic $	Corporate and Other $	Total $
Revenues								
Services	267,478	77,171	—	344,649	231,429	44,615	—	276,044
Equipment	14,401	4,743	—	19,144	11,537	3,994	—	15,531
	281,879	81,914	—	363,793	242,966	48,609	—	291,575
Cost of services	52,851	32,728	—	85,579	44,300	24,091	—	68,391
Cost of equipment	26,825	7,231	—	34,056	21,294	5,029	—	26,323
Selling, general and administrative expenses	59,971	21,266	9,950	91,187	51,427	15,561	9,707	76,695
Depreciation and amortization	56,410	18,852	66	75,328	47,476	13,217	162	60,855
Operating income (loss)	85,822	1,837	(10,016)	77,643	78,469	(9,289)	(9,869)	59,311
Operating income (loss) before depreciation and amortization [2]	142,232	20,689	(9,950)	152,971	125,945	3,928	(9,707)	120,166
Proportionate operating income (loss)	85,822	1,837	(10,016)	77,643	78,469	(9,289)	(9,869)	59,311
Ultimate ownership	50.1	20.2			54.3	19.8		
Consolidated operating income (loss)	170,737	9,157	(10,016)	169,878	144,627	(47,172)	(9,869)	87,586

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) Computed as operating income (loss)	85,822	1,837	(10,016)	77,643	78,469	(9,289)	(9,869)	59,311
Plus depreciation and amortization	56,410	18,852	66	75,328	47,476	13,217	162	60,855

TIW'S NET DEBT POSITION AS AT DECEMBER 31, 2003 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

	Investee Level			TIW's Net Debt	
	Debt $	Cash[1] $	Net Debt $	Consolidated $	Proportionate $
Entity					
MobiFon	312,700	93,123	219,577	219,577	109,964
MobiFon Holdings	220,057	44,992	175,065	175,065	151,956
TIW Czech	—	2,198	(2,198)	(2,198)	(462)
Český Mobil	587,170	58,840	528,330	528,330	106,723
ClearWave	—	15,411	(15,411)	(15,411)	(13,377)
TIW and others	1,484	10,258	(8,774)	(8,774)	(8,774)
Total				896,589	346,030

(1) Includes restricted short-term investments of $28.1 million

OUTSTANDING SHARE DATA AS AT FEBRUARY 20, 2004
The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

	Common Shares
Common Voting Shares outstanding	99,264,747
Preferred Shares outstanding (35,000,000 convertible to common shares at a ratio 5:1)	7,000,000
Convertible instruments and other	
Outstanding granted employees and directors' stock options	5,921,421
Convertible Equity Subordinated Debentures	56,205
	112,242,373